SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.

SALARY REDUCTION

PROFIT SHARING PLAN

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009
Schedule H, Line 4i – Schedule of assets (held at end of year)	13

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the

Lithia Motors, Inc. Salary

Reduction Profit Sharing Plan

We have audited the financial statements of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008 and for the year ended December 31, 2009, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 18, 2010

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments, at fair value
Registered investment companies	$ 39,324,403	$ 31,625,370
Common collective trust	9,719,949	9,160,337
Lithia Motors, Inc. Class A Common Stock	5,886,403	2,781,211
Participant loans	3,546,533	3,703,750
	58,477,288	47,270,668

Employer's contribution receivable	252,804	25,407
	58,730,092	47,296,075

LIABILITIES
Excess participant contributions payable	-	(373)
Net assets available for benefits at fair value	58,730,092	47,295,702

Adjustment from fair value to contract value for
fully-benefit responsive investment contracts	(46,266)	739,473

NET ASSETS AVAILABLE FOR BENEFITS	$ 58,683,826	$ 48,035,175

See Notes to Financial Statements	Page 2

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$ 13,772,825
Interest and dividends	974,243

14,747,068

Contributions
Employer's	252,804
Participants'	7,401,047
Rollovers	38,492

7,692,343

22,439,411

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	11,601,179
Administrative expenses	189,581
11,790,760

NET INCREASE IN NET ASSETS	10,648,651

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	48,035,175

End of year	$ 58,683,826

See Notes to Financial Statements	Page 3

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (the Company) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with DWS Trust Company to act as the custodian and trustee and a third-party administrator to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Company’s senior management. For employee contributions made in 2009 the Company contributed 9.3% on the first $2,500 of the employee contributions. The Participant must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 3% of eligible compensation, unless the employee affirmatively elects otherwise. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers investments in various registered investment companies, a common collective trust managed by DWS Scudder as well as shares of Class A Common Stock of the Company.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime + 1% (from 4.25% to 10.5% as of December 31, 2009) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Description of Plan (Continued)

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2009 and 2008 totaled $114,312 and $211,368, respectively, and are used to reduce future employer contributions.  Forfeitures utilized in 2010 to reduce the employer’s contribution for the year ended December 31, 2009 amounted to $120,752.

Subsequent Events – The Plan has evaluated subsequent events through June 18, 2010, which is the date the financial statements were available to be issued.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

As required by FSP AAG INV-1, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investment in a common/collective trust which has underlying assets in investment contracts, as well as the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk.  It is reasonably possible, given the level of risk associated with investment securities, changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Payment of Benefits – Benefits are recorded when paid. Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Administrative Expenses – Substantially all expenses except for audit and legal fees relating to the Plan are paid by the Plan.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update 2010-06 which expanded the required disclosures about fair value measurements. In particular, this guidance requires 1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, 2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, 3) fair value measurements disclosures for each class of assets and liabilities and, 4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for 2) above which is effective for fiscal years beginning after December 15, 2010. The Company is current evaluating the impact this guidance will have on the Plan’s financial statement disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted new requirements for fair value measurements, which establish a single authoritative definition of fair value and sets out a framework for measuring fair value.

Financial Accounting Standards Board ASC Section 820-10-35 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Section 820-10-35 are described below:

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include:

•           Quoted prices for similar assets or liabilities in active markets;

•           Quoted prices for identical or similar assets or liabilities in inactive markets;

•           Inputs other than quoted prices that are observable for the asset or liability;

•           Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 from those used in prior years.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Fully benefit-responsive common/collective trust fund: Valued at fair value based on the underlying investments. The underlying investments are valued at fair value as determined by the trustee of the underlying investments (i.e. principal balance plus accrued interest).

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

INVESTMENT TYPE PER FINANCIAL	DECEMBER 31, 2009
STATEMENTS	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Common/Collective Trust
Fixed Income Fund		$ 9,719,949		$ 9,719,949
Total Common/Collective Trust		9,719,949		9,719,949

Mutual Funds
Bond Funds	$ 4,757,648			4,757,648
Growth Funds	13,406,150			13,406,150
Value Funds	8,278,705			8,278,705
Blend Funds	10,276,218			10,276,218
Target Date Funds	2,224,958			2,224,958
Other Funds	380,724			380,724
Total Mutual Funds	39,324,403			39,324,403

Participant Loans			$ 3,546,533	3,546,533

Common Stock
Consumer Goods	5,886,403			5,886,403
Total Common Stock	5,886,403			5,886,403
Total Assets at Fair Value	$ 45,210,806	$ 9,719,949	$ 3,546,533	$ 58,477,288

INVESTMENT TYPE PER FINANCIAL	DECEMBER 31, 2008
STATEMENTS	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Common/Collective Trust
Fixed Income Fund		$ 9,160,337		$ 9,160,337
Total Common/Collective Trust		9,160,337		9,160,337

Mutual Funds
Bond Funds	$ 4,109,559			4,109,559
Growth Funds	9,302,577			9,302,577
Value Funds	7,452,894			7,452,894
Blend Funds	8,817,442			8,817,442
Target Date Funds	1,881,667			1,881,667
Other Funds	61,231			61,231
Total Mutual Funds	31,625,370			31,625,370

Participant Loans			$ 3,703,750	3,703,750

Common Stock
Consumer Goods	2,781,211			2,781,211
Total Common Stock	2,781,211			2,781,211
Total Assets at Fair Value	$ 34,406,581	$ 9,160,337	$ 3,703,750	$ 47,270,668

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Level 3 Gain and Losses – The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

LEVEL 3 ASSETS
PARTICIPANT LOANS

Beginning Level 3 investments	$ 3,703,750
Purchases, sales, issuances and
Settlements (net)	(157,217)

Total Ending Balances	$ 3,546,533

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets at:

December 31,
	2009	2008
Registered investment companies
BR Health SCI Opport Port Fund - A	$ 3,312,857	$ 2,890,584
AM FNDS Europacific Growth Fund	$ 3,065,212	$ 2,556,470
MFS Total Return Fund - A	$ 3,890,563	$ 2,986,783
DWS S&P 500 Index Fund –S*	$ 2,914,530	$ 2,633,199
Growth Fund of America – R3	$ 3,462,778	$ 2,776,866
DWS Stable Value Trust Fund A	$ 9,673,683	$ 9,899,810
Lithia Motors, Inc. Common Stock	$ 5,884,622	$ 2,776,768
Participant Loans	$ 3,546,533	$ 3,703,750
* Less than 5% current year, but greater than 5% prior year

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS (Continued)

For the year ended December 31, 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Year Ended December 31,
2009
Registered investment companies	$ 8,792,770
Lithia Motors, Inc. Class A Common Stock	4,980,055
Total	$ 13,772,825

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per
the financial statements	$ 58,683,826	$ 48,035,175

Employer contributions receivable
not accrued on Schedule H of Form 5500	(252,804)	(25,407)

Benefits payable accrued on Schedule H of
Form 5500 but not on financial statements	(107,725)	(77,265)

Excess participant contributions payable
not accrued on Schedule H of Form 5500	-	373

Net assets available for benefits per
Schedule H of Form 5500	$ 58,323,297	$ 47,932,876

The following are reconciliations of employer and employee contributions and distributions per the financial statements for the year ended December 31, 2009 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FROM 5500 (Continued)

Year Ended December 31, 2009
Employer contributions per the
financial statements	$ 252,804

Plus 2008 employer contributions received
by the plan in 2009 not accrued on
Schedule H of Form 5500	25,407

Less 2009 employer contributions received
by the Plan in 2010 and not accrued
on Schedule H of Form 5500	(252,804)

Employee contributions per the
Schedule H of Form 5500	$ 25,407

Year Ended December 31, 2009
Employee contributions per the
financial statements	$ 7,401,047

Excess participant contributions for 2008	(373)

Employee contributions per the
Schedule H of Form 5500	$ 7,400,674

Year Ended December 31, 2009
Benefits paid to participants per the
financial statements	$ 11,601,179

Less benefits payable accrued for 2008	(77,265)

Benefits payable accrued for 2009 on Schedule H
of Form 5500 but not on financial statements	107,725

Total benefits paid to participants per the
Schedule H of Form 5500	$ 11,631,639

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2009, the Plan purchased $2,420,255 and sold $4,294,860 of the Plan Sponsor’s common stock.

Certain Plan investments are managed by DWS Scudder, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

EIN 93-0572810 PN 003

(a)	(b) Identify of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of Shares	(d) Cost	(e) Current value
*	DWS Stable Value Trust Fund - A	Common/Collective Trust	N/A	N/A	$ 9,673,683
*	DWS Commodity Securities - A	Registered Investment Company	47,282	N/A	173,526
	Amrcent Inflation -ADJ BDN Fund - ADV	Registered Investment Company	112,449	N/A	1,289,793
	BR Health SCI Opport Port Fund - A	Registered Investment Company	119,641	N/A	3,312,857
	Allianz RCM Global Tech Fund - A	Registered Investment Company	39,310	N/A	1,448,187
	Franklin Gold and Precious Metal - A	Registered Investment Company	5,210	N/A	207,197
	AM FNDS Europacific Growth Fund	Registered Investment Company	81,349	N/A	3,065,212
	GS High Yield Fund - A	Registered Investment Company	150,132	N/A	1,040,471
	Oppenheimer Developing Markets - A	Registered Investment Company	101,882	N/A	2,930,135
	Neuberger Berman Genesis – AD	Registered Investment Company	80,431	N/A	1,834,629
	Hartford Capital APPR Fund - R4	Registered Investment Company	75,033	N/A	2,461,848
	Pimco Low Duration Fund - A	Registered Investment Company	235,897	N/A	2,427,384
	GS Mid Cap Value Fund - A	Registered Investment Company	19,485	N/A	564,664
	Allianz CCM Mid Cap Fund	Registered Investment Company	83,182	N/A	1,562,165
	MFS Utilities Fund Class A	Registered Investment Company	100,524	N/A	1,501,833
	MFS Total Return Fund - A	Registered Investment Company	296,311	N/A	3,890,563
*	DWS S&P 500 Index Fund - S	Registered Investment Company	196,928	N/A	2,914,530
	Growth Fund of America - R3	Registered Investment Company	128,584	N/A	3,462,778
*	DWS Lifecompass 2015 Fund - A	Registered Investment Company	167,025	N/A	1,656,889
*	DWS Lifecompass 2020 Fund - A	Registered Investment Company	24,882	N/A	293,857
*	DWS Global Opportunities Fund - A	Registered Investment Company	22,288	N/A	690,027
*	DWS Lifecompass 2030 Fund - A	Registered Investment Company	32,451	N/A	274,212
*	DWS Large Cap Value Fund – A	Registered Investment Company	144,471	N/A	2,321,646
*	Company Stock Pending Fund	Other Investments	N/A	N/A	1,781
*	Lithia Motors, Inc. Common Stock	Common Stock	715,891	N/A	5,884,622
*	Participant Loans	Interest Rates (4.25% to 10.5%)	N/A	N/A	3,546,533
					$ 58,431,022
	N/A - Cost is not applicable as these are participant directed investments.
	* - Party in interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2010	LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN
By: /s/Jeffrey B. DeBoer Jeffrey B. DeBoer

EXHIBIT INDEX

Exhibit                  Description

23                            Consent of Independent Registered Public Accounting Firm

                                                                                                                                                        Page 14